INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

Telephone: (404) 607-6933	Email: bmottern@ilglaw.com	Facsimile: (678) 840-2126

October 30, 2019

George K. Schuler

Pam Howell

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:	Royal Energy Resources, Inc.
Comments to Form 10-K for Fiscal Year Ended December 31, 2018
Filed March 29, 2019
File No. 000-52547

Dear Mr. Schuler and Ms. Howell:

I am writing on behalf of Royal Energy Resources, Inc. (the “Company”) in regard to the supplemental comment letter dated October 28, 2019, providing comments to the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the Commission on March 29, 2019. As discussed in a phone call with Mr. Schuler on October 30, 2019, the Company requests an extension of time to respond to the letter and provide the requested supplemental information until Monday, December 2, 2019 due to nature and quantity of information requested, as well as the Company’s focus on completing its Form 10-Q for the quarter ended September 30, 2019.

Please feel free to contact me if you have any questions, and the Company looks forward to resolving the issues raised by the letter.

Very truly yours,

DAVIS GILLETT MOTTERN & SIMS, LLC

/s/ Robert J. Mottern
Robert J. Mottern, Esq.

Cc:	Richard A. Boone
W. Scott Morris
Norman Yoder
Bill Kohm